04004074

STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED MAR - 1 2004

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-22522

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **SG Cowen Securities Corporation**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1221 Avenue of the Americas
(No. and Street)

New York	**NY**	**10020**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Steven Decicco **212-278-6676**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – of individual, state last, first, middle name)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ✓ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 0 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Steven Decicco, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of SG Cowen Securities Corporation, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer. The financial statements and supplemental information of the company are made available to all of the Company's members and allied members of the New York Stock Exchange, Inc.

Signature

Chief Financial Officer
Title

JAMES R. SIMMONS
Notary Public, State of New York

Notary Public

This report** contains (check all applicable boxes):

- ✓ (a) Facing page.
- ✓ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Changes in Stockholders' Equity.
- ☐ (e) Statement of Changes in Liabilities Subordinated to the Claims of General Creditors.
- ☐ (f) Statement of Cash Flows.
- ☐ (g) Computation of Net Capital Under SEC Rule 15c3-1.
- ☐ (h) Computation of Determination of Reserve Requirements for Broker-Dealers Under to SEC Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under SEC Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or SEC Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Statement Regarding the Segregation Requirements and Funds in Segregation for Customers' Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement Regarding the Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Commission Regulation 30.7.
- ☐ (q) Statement Regarding the Segregation Requirements and Funds in Segregation for Customers' Dealer Options Accounts.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

SG Cowen Securities Corporation

December 31, 2003
with Report of Independent Auditors

SG Cowen Securities Corporation

Statement of Financial Condition

December 31, 2003

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Stockholder and Board of Directors of
SG Cowen Securities Corporation:

We have audited the accompanying statement of financial condition of SG Cowen Securities Corporation (the "Company") as of December 31, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of SG Cowen Securities Corporation at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Ernst + Young LLP

February 6, 2004

SG Cowen Securities Corporation

Statement of Financial Condition

December 31, 2003
(in thousands)

Assets		
Cash		$ 1,242
Cash segregated under Federal and other regulations		293,656
Securities owned, at fair value	$ 1,246,875	
Securities owned, pledged to creditors	774,661	
Total securities owned		2,021,536
Securities purchased under agreements to resell		300,525
Securities borrowed		18,030,820
Securities received as collateral		76,500
Receivable from brokers, dealers and clearing organizations		808,136
Receivable from customers		45,328
Receivable from non-customers		34,641
Due from affiliates		72,089
Secured demand notes		150,000
Exchange memberships, at cost (fair value $13,407)		12,852
Furniture, fixtures, equipment and leasehold improvements, net of accumulated depreciation of $21,062		4,930
Goodwill		50,000
Other assets		166,666
Total assets		$22,068,921
Liabilities and stockholder's equity		
Liabilities:		
Short-term bank loans		$ 207,245
Securities sold, not yet purchased, at fair value		150,634
Securities loaned		15,471,273
Obligation to return securities received as collateral		76,500
Payable to brokers, dealers and clearing organizations		211,116
Payable to customers		37,588
Payable to non-customers		4,279,566
Accounts payable, accrued expenses and other liabilities		459,438
Subordinated debt		640,000
Total liabilities		21,533,360
Stockholder's equity		535,561
Total liabilities and stockholder's equity		$22,068,921

See accompanying notes.

SG Cowen Securities Corporation

Notes to Statement of Financial Condition

December 31, 2003

1. Organization

SG Cowen Securities Corporation (the "Company") is a wholly-owned subsidiary of SG Americas, Inc. ("SGAI"), a wholly-owned subsidiary of Société Générale ("SG"). The Company was incorporated in New York in June 1940 as a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company is a member of the New York Stock Exchange, Inc. and other principal exchanges. The Company is also the managing member of SG Capital Partners L.L.C. ("SGCPLLC"), which holds a general partnership interest in the SG Merchant Banking Fund L.P. The Company does not hold a financial interest in SGCPLLC, and therefore has not consolidated SGCPLLC in the Company's statement of financial condition.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

Securities

Securities owned and securities sold, not yet purchased are stated at fair value. Fair value generally is based on published market prices or other relevant factors including dealer price quotations and valuation pricing models, which take into account time value and volatility factors underlying the securities. Realized trading gains (losses) and changes in unrealized appreciation (depreciation) arising from fluctuations in market value (or estimated fair value) are reflected in stockholder's equity.

Customers' securities transactions are recorded on a settlement date basis.

2. Summary of Significant Accounting Policies (continued)

Secured Finance Transactions

Securities purchased under agreements to resell and securities sold under agreements to repurchase, generally are collateralized by U.S. government and agency obligations and are carried at the amounts at which the securities will be subsequently resold or repurchased. It is the Company's policy to take possession of securities purchased under agreements to resell. Counterparties are principally primary dealers of U.S. government securities and financial institutions. Collateral is valued daily and additional collateral is obtained from counterparties when appropriate.

Securities borrowed and loaned result from transactions with other brokers and dealers or financial institutions and are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities loaned transactions require the borrower to deposit cash with the Company. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Interest is accrued on repurchase and resale contract amounts, as well as on securities borrowed and loaned transactions, and is included in Receivable from brokers, dealers and clearing organizations and Payable to brokers, dealers and clearing organizations, respectively, on the Statement of Financial Condition.

Receivable From and Payable to Customers

Receivable from and payable to customers include amounts due on cash and margin transactions. For receivables, securities owned by customers are held as collateral. Such collateral is not reflected in the Statement of Financial Condition.

2. Summary of Significant Accounting Policies (continued)

Furniture, Fixtures, Equipment, and Leasehold Improvements

Depreciation on furniture, fixtures and equipment is provided on the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the useful life of the improvement or the term of the lease.

Foreign Currency

The Company's assets and liabilities denominated in foreign currencies are translated at the rate of exchange prevailing at the close of business at the Statement of Financial Condition date.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the statement of financial condition carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. To the extent it is more likely than not that deferred tax assets will not be recognized, a valuation allowance is established to offset their benefit.

Financial Statement Presentation

Receivables and payables (including those resulting from contractual commitments, secured finance transactions, derivative transactions, and cash collateral) may be reported net by counterparty, provided a legally enforceable master netting agreement exists.

2. Summary of Significant Accounting Policies (continued)

Accounting Developments

In May 2003, FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" ("SFAS 150"), which modifies the accounting for certain financial instruments with characteristics of both liabilities and equity. The Company adopted SFAS 150 effective July 1, 2003. The impact of the adoption had no effect on the Company's financial position.

In April 2003, FASB issued SFAS 149 "Amendments to Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS 149"), which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities." The Company adopted SFAS 149 on July 1, 2003. The impact of the adoption had no significant effect on the Company's financial position.

In January 2003, the FASB issued FIN 46 "Consolidation of Variable Interest Entities" ("FIN 46"), which provides a framework for identifying variable interest entities ("VIE's") and requires a company to consolidate a VIE if that company absorbs a majority of the VIE's expected losses or receives a majority of the VIE's expected residual returns, or both. FIN 46 was subsequently amended in December 2003. FIN 46, as amended, is effective immediately for any new entities that are created after January 31, 2003. For entities that were originated prior to February 1, 2003, the provisions of FIN 46, as amended are effective for annual periods ending after December 15, 2004. There is no impact on the Company for provisions of FIN 46 which were adopted in 2003. The Company has not completed its assessment of the remaining impact of FIN 46, but does not believe it will have a material impact on its financial position.

3. Transactions with Related Parties

Balances with affiliated companies at December 31, 2003 are included in the accompanying Statement of Financial Condition under the following captions (in thousands):

Assets	
Securities purchased under agreements to resell	$ 300,525
Securities borrowed	291,690
Securities received as collateral	38,779
Receivable from brokers, dealers and clearing organizations	8,431
Receivable from non-customers	34,641
Due from affiliates	72,089
Secured demand notes	150,000
Liabilities	
Short-term bank loans	200,000
Securities loaned	12,051,470
Obligation to return securities received as collateral	38,779
Payable to brokers, dealers and clearing organizations	10,965
Payable to customers	71
Payable to non-customers	4,279,566
Accounts payable, accrued expenses and other liabilities	25,262
Subordinated debt	640,000

Further information with respect to short-term bank loans and subordinated debt with affiliates is presented in Notes 9 and 10, respectively.

4. Goodwill

Goodwill assigned to the Company is reviewed for possible impairment at least annually. Management periodically reviews goodwill for impairment consistent with valuation methodologies prescribed under Financial Accounting Standards Board Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets".

Goodwill is considered impaired if the carrying amount exceeds fair value. The Company's fair value assessment takes into consideration, among other things, the trading multiples of comparable exchange listed corporations and the net present value of projected cash flows.

5. Pension Plan

The Company is a sponsor of the Société Générale Savings and Investment Retirement Plan (the "Plan"), a defined contribution plan. Employees are entitled to participate, based upon certain eligibility requirements as defined by the Plan. The Company's contributions are equal to a specified percentage of the participant's contribution as defined by the Plan.

During 2003, the Company was also a co-sponsor of two pension plans, the Société Générale U.S. Operations Pension Plan and the SG Pension Plan (collectively the "Pension Plans"). These are noncontributory defined benefit pension plans covering eligible employees of the Company as defined by the Pension Plans.

In addition, for the year ended December 31, 2003, the Company has established an accrued pension liability in the amount of approximately $4.9 million to cover future benefit obligations, as the Company has decided that effective January 1, 2004, employees of the Company will no longer participate in the Pension Plans.

6. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased, at fair value consist of the following (in thousands):

	Owned	Sold, Not Yet Purchased
U.S. equity securities	$ 1,690,825	$ 114,896
Corporate debt securities	317,166	26,817
Options and other	13,545	8,921
	$ 2,021,536	$ 150,634

Securities owned, pledged to creditors represent proprietary positions which have been pledged as collateral to counterparties on terms which permit the counterparty to sell or repledge the securities to others.

Securities sold, not yet purchased, represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the Statement of Financial Condition.

7. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations at December 31, 2003 consist of the following (in thousands):

	Receivable	Payable
Securities failed-to-deliver/receive	$ 24,324	$ 133,872
Receivable from and payable to clearing organizations	109,956	37,815
Fees and commissions receivable/payable	90,263	39,429
Net unsettled trades receivable/payable	583,593	–
	$ 808,136	$ 211,116

Securities failed to deliver and receive represent the contract value of securities, which have not been delivered or received by the Company on settlement date.

Receivable from clearing organizations includes deposits held, which enable the Company to participate in the respective clearing organization's clearing activities.

8. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934. Under the alternative method permitted by this Rule, the Company's required net capital, as defined, is the greater of 2% of aggregate debit balances arising from customer transactions or $1.5 million. The Company is not permitted to pay dividends or repay subordinated debt if the ratio of net capital to aggregate debit items after such payments or repayments would be less than 5%.

At December 31, 2003, the Company had net capital of approximately $627.4 million, which was approximately $625.9 million in excess of the net capital requirement of approximately $1.5 million.

Pursuant to Rule 15c3-3 of the Securities and Exchange Commission, the Company may be required to deposit in a Special Reserve Bank Account, cash or acceptable equivalents for the exclusive benefit of customers. As of December 31, 2003, $291.6 million of cash was segregated for the benefit of customers.

8. Regulatory Requirements (continued)

As a clearing broker-dealer, the Company has elected to compute a reserve requirement for Proprietary Accounts of Introducing Broker-Dealers ("PAIB calculation"), as defined. The PAIB calculation is completed in order for each correspondent firm that uses the Company as its clearing broker-dealer to classify its assets held by the Company as allowable assets in the correspondents' net capital calculation. At December 31, 2003, the Company had a reserve requirement of $0.2 million as a result of the PAIB calculation. The Company deposited approximately $2.1 million in cash to satisfy its reserve requirement.

9. Short-term Bank Loans

The Company had unsecured borrowings (generally maturing within 90 days), at December 31, 2003, totaling $200 million from affiliates with various fixed interest rates (weighted average rate of 1.018%).

10. Subordinated Debt

Subordinated debt funding is provided by affiliated companies. Subordinated debt is subordinated to all existing and future claims of all non-subordinated creditors of the Company and constitute part of the Company's net capital under the Uniform Net Capital Rule, as defined. Subordinated debt may be repaid only if, after giving effect to such repayment, the Company meets the net capital requirements of the SEC.

At December 31, 2003 subordinated debt totaled $640 million and consisted of $490 million in Cash Subordinated Agreements and $150 million in Secured Demand Notes. Cash Subordination Agreements of $270 million mature during July 2005 with an interest rate of Libor + 50 bps and $220 million mature during December 2005 with an interest rate of Libor + 70 bps. Secured Demand Notes of $100 million mature during March 2005 with an interest rate of .125%, $20 million mature during June 2005 with an interest rate of 0% and $30 million mature during December 2005 with an interest rate of 0%. The fair value of the subordinated debt as of December 31, 2003 is approximately $628 million.

11. Commitments and Contingent Liabilities

The Company is subject to numerous litigation and regulatory matters, including securities class action lawsuits. Although there can be no assurances as to the ultimate outcome, the Company has established reserves that it believes are adequate at this time. The Company believes that the eventual outcome of the actions against it including the matters described below, will not in the aggregate, have a material adverse effect on the Company's financial position. The Company generally has denied, or believes it has a meritorious defenses and will deny, liability in all significant cases pending against it including the matters described below, and it intends to defend vigorously each such case. Following are summaries of the Company's most significant pending legal and regulatory matters at December 31, 2003.

In January 2002, the Company was informed that Frank Gruttadauria ("Gruttadauria"), a former employee of the Company's retail brokerage business that was sold in October 2000, had defrauded numerous customers and misappropriated their assets at various firms that had employed him, including the Company. Gruttadauria has been convicted and sentenced in federal court to a term of imprisonment for his crimes. Numerous former customers of the Company have commenced or threatened to commence lawsuits and arbitrations against the Company arising out of Gruttadauria's fraudulent conduct.

The Company has reached settlements with many former customers and is attempting to resolve the remaining disputes with its former customers, but many lawsuits and arbitrations filed by former customers are ongoing. The Company has established reserves for this matter.

In August 2003 the Company entered into consent orders with the New York Stock Exchange ("NYSE") and the U. S. Securities and Exchange Commission ("SEC"), under which the Company was charged with failure to supervise Gruttadauria. Pursuant to the orders, the Company agreed, among other things: to a censure imposed by the SEC; to pay a total of $5 million in fines to the NYSE and the SEC; to undertake a review of certain firm policies, procedures, practices and supervisory systems; and to participate in an expedited arbitration procedure to resolve the claims of former customers who choose to take advantage of the procedure.

11. Commitments and Contingent Liabilities (continued)

On December 16, 2003, the Company entered into an agreement with the Cuyahoga County (Ohio) Prosecutor under which the Prosecutor agreed not to file any civil, criminal or administrative charges against the Company relating to the criminal activities of Gruttadauria while he was an employee of the firm from July 1998 through October 13, 2002. The Company agreed to pay a total of $4.5 million to Cuyahoga County and the State of Ohio, representing the forfeiture of certain fees generated by Gruttadauria and the cost of the Prosecutor's investigation.

The Company is one of several defendants named in lawsuits arising out of the accounting fraud that caused the collapse of Lernout & Hauspie Speech Products, N.V. ("L&H"), a former client of the Company. In one lawsuit pending in federal court in Boston, the former owners of Dragon Systems, Inc. allege that the Company violated federal securities and state laws by making material misrepresentations to the plaintiffs while the Company was advising L&H in connection with its acquisition of Dragon and published materially misleading research on L&H. Discovery is under way in that case. In another lawsuit pending in the same court, the Trustee of the Dictaphone Litigation Trust alleges that the Company made material misrepresentations to Dictaphone while the Company was a financial advisor to L&H on its acquisition of Dictaphone, and published materially misleading research on L&H, in violation of various federal and state laws. The Company has moved to dismiss the amended complaint filed in that lawsuit.

In another L&H lawsuit pending in federal court in New Jersey, short-sellers of L&H stock allege that the Company participated in a scheme to artificially inflate L&H's stock price through allegedly false and misleading research reports published by the Company, in violation of federal securities laws and state laws. The Company's motion to dismiss the complaint is pending. The Company has also been named as a defendant in a bankruptcy adversary proceeding filed by L&H, which is seeking to recover from the Company certain fee payments made by L&H to the Company as voidable preferential transfers. The Company has established reserves for these matters.

11. Commitments and Contingent Liabilities (continued)

The Company is one of many financial institutions and corporations named as defendants in a group of punitive securities class actions that have been consolidated into an action entitled In re: Initial Public Offering Securities Litigation, which is pending in federal court in Manhattan and relates to numerous initial public offerings ("IPOs") of common stock from approximately 1998 through 2000. All of the lawsuits allege that a number of financial institutions who were underwriters of the IPOs, including the Company, made material misrepresentations and omissions to purchasers of the stock sold in the IPOs, and thereby artificially inflated the value of the stock. Specifically, the plaintiffs allege that the underwriter defendants failed to disclose, among other things, the purported existence of improper tie-in and undisclosed compensation arrangements they had with certain purchasers of the stock and alleged conflicts of interest relating to research published by the underwriters, all in violation of the federal securities laws. The lawsuits seek, among other relief, compensatory damages in an unspecified amount, post-judgment interest, and attorneys and expert witness fees. Discovery is under way in this litigation. The Company has established reserves for this matter.

The Company applies the provisions of the Financial Accounting Standards Board's Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45") which provides accounting and disclosure requirements for certain guarantees. In the normal course of business, the Company provides guarantees to securities clearinghouses and exchanges. These guarantees are generally required under the standard membership agreements such that members are required to guarantee the performance of other members. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's obligation under such guarantees is difficult to quantify; however the potential for the Company to be required to make payments under such guarantees is deemed remote.

12. Off-Balance-Sheet Risks, Concentrations of Credit Risks, and Fair Value of Financial Instruments

In the ordinary course of business, the Company enters into contractual commitments with off-balance-sheet risk in order to meet its financing and hedging needs and, on a riskless principal basis, for that of its customers. These commitments entail varying degrees of risk including market risk, which may be in excess of amounts recognized in the statement of financial condition. Based upon the credit quality of counterparties, collateral values and past loss experience, management of the Company believes the consummation of these commitments will have no material adverse effect on the Company's financial position.

As a full-service broker and dealer, the Company is engaged in various securities underwriting, trading and brokerage activities servicing a diverse group of domestic and foreign corporations, and institutional investors. A substantial portion of the Company's transactions are collateralized and are executed with and on behalf of institutional investors including other brokers or dealers, commercial banks, and other financial institutions. The Company's exposure to credit risk associated with the nonperformance of these clients in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the client's ability to satisfy its obligations to the Company. The Company's principal activities are also subject to the risk of counterparty nonperformance.

Financial futures, options and swap contracts are held primarily for hedging purposes. As a writer of options, the Company receives a premium at the outset and then bears the risk of unfavorable changes in the price of the financial instrument underlying the option. As a result of writing option contracts, the Company is obligated to purchase or sell at the holder's option, the underlying financial instrument. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Swap agreements obligate two parties to exchange a series of cash flows at specified intervals based upon or calculated by reference to changes in specified prices or rates for a specified amount of an underlying asset or otherwise determined notional amount. Risk arises from the potential inability of counterparties to meet the terms of their contracts, as well as from movements in securities values, currency exchange rates, and interest rates. Counterparties to the Company's financing activities are primarily financial institutions, including banks, brokers and dealers. Credit losses could arise should counterparties fail to perform and the value of any collateral proves inadequate.

12. Off-Balance-Sheet Risks, Concentrations of Credit Risks, and Fair Value of Financial Instruments (continued)

The following summarizes the fair value of the Company's positions in derivative financial instruments at December 31, 2003 (in thousands):

	December 31, 2003 Fair Value	
	Assets	**Liabilities**
Futures purchased	$ –	$ –
Futures sold	–	52,940
Options purchased	13,545	–
Options sold	–	8,921
Interest rate swaps	–	382
Credit default swaps	–	212
	$ 13,545	$ 62,455

The Company had margin requirements for futures of $87.2 million at December 31, 2003 that was satisfied by U.S. treasury securities subject to resale agreements.

The fair value of futures contracts, interest rate swaps and credit default swaps are included in Payable to brokers, dealers and clearing organizations on the Statement of Financial Condition.

Substantially all of the Company's financial assets and liabilities, as well as financial instruments with off-balance-sheet risk, are either valued at market or estimated fair value, or because of their short-term nature, at approximate fair value. Fair values for these financial instruments are based on quoted market prices, quoted prices for similar financial instruments or various pricing models based on discounted anticipated cash flows.

12. Off-Balance-Sheet Risks, Concentrations of Credit Risks, and Fair Value of Financial Instruments (continued)

Secured financing transactions, including securities purchased under agreements to resell, securities sold under agreements to repurchase, securities borrowed and securities loaned are generally collateralized by cash or securities. The Company attempts to minimize credit risk associated with these activities by monitoring client credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Company when deemed necessary.

In the normal course of business, the Company obtains securities under resale, securities borrow and custody agreements on terms which permit it to repledge or resell the securities to others. At December 31, 2003, the Company obtained securities with a fair value of approximately $16.1 billion on such terms, substantially all of which have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy its commitments under both proprietary and customer short sales.

In accordance with Financial Accounting Standards Board released SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities," when the Company acts as the lender in a securities lending agreement and receives securities as collateral that can be pledged or sold, it recognizes the amounts received and a corresponding obligation to return them. At December 31, 2003, these amounts totaled $76.5 million and are reflected as Securities received as collateral and Obligation to return securities received as collateral on the Statement of Financial Condition.

13. Income Taxes

The Company files as part of a consolidated federal tax return and combined New York State and New York City tax return with its parent, SGAI. Additionally, the Company files a California unitary tax return with Société Générale USA and some stand alone state and local tax returns. Although the Company is part of a consolidated tax group, the Company's tax provisions, deferred tax assets and deferred tax liabilities are computed and presented as if the Company was a separate taxpayer.

13. Income Taxes (continued)

The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities at December 31, 2003 are as follows (in thousands):

Deferred tax assets:	
Employee benefits	$ 48,627
Reserves and deferred deductions	65,204
Accelerated income	1,002
Goodwill	83,108
Net operating losses	201,235
Gross deferred tax assets	399,176
Valuation allowance against deferred tax assets	(345,721)
Gross deferred tax assets net of valuation allowance	$ 53,455

At December 31, 2003, the net deferred tax assets of approximately $53.5 million were included in Other assets on the Statement of Financial Condition.

14. Pending Regulatory Approval for the Creation of a New Broker Dealer—(Unaudited)

SG is in the process of seeking approval from the NASD and NYSE for the creation of a new broker dealer. The creation of the new broker dealer, called SG Americas Securities, LLC ("SGAS"), will allow for the segregation of existing products and services currently conducted within the Company into two broker dealers. In addition, the Company will be converted into a single member Limited Liability Company (LLC) and will be called SG Cowen & Co., LLC. The purpose for splitting the activities of the Company is primarily strategic, in that, it will facilitate the functional business reporting lines along SG Group's international strategic endeavors. The Company will align their investment banking platforms and their respective products and services within their own legal entity and thus provide a greater degree of operational clarity, flexibility and strategic empowerment for the discrete investment banking businesses. The Company will remain a full-service investment banking and securities brokerage firm focused on the emerging growth sectors of health care, technology, consumer, aerospace and defense and media and entertainment. Following the creation of the new broker dealer the responsibility for all clearing, settlement and custodial service for the Company will reside within SGAS. To accommodate the creation of the new broker dealer a certain amount of capital of the Company will be reallocated to SGAS. At conversion date, the Company will have estimated equity capital in the amount of $280 million and sufficient net capital to meet SEC requirements.